# SEC Schedule 13D/A (Amendment No. 83) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Icahn Enterprises L.P., CIK 0000813762
CUSIP: 451100101
Title of class of securities: Depositary Units Representing Limited Partner Interests
Address of issuer's principal executive offices: 16690 COLLINS AVE,, PH-1, SUNNY ISLES BEACH, Florida (FL), 33160
Date of event which requires filing of this statement: 12/24/2025
Amends the filing with accession number 0001539497-25-002517
Filed by CIK 0000921669
Persons authorized to receive notices and communications: Jesse Lynn, Esq., 16690 Collins Avenue, Suite PH-1, Sunny Isles Beach, Florida (FL), 33160, (305) 422-4100

## Reporting persons
- CCI Onshore LLC (CIK 0001327741): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 117,383,187; shared voting power 0; sole dispositive power 117,383,187; shared dispositive power 0; aggregate amount beneficially owned 117,383,187 (18.61% of the class)
- Gascon Partners (CIK 0001315356): type of reporting person: partnership (PN); citizenship or place of organization: New York (NY); member of a group; source of funds: other (OO); sole voting power 75,520,523; shared voting power 0; sole dispositive power 75,520,523; shared dispositive power 0; aggregate amount beneficially owned 75,520,523 (11.97% of the class)
- High Coast Limited Partnership (CIK 0000945612): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 275,301,323; shared voting power 117,383,187; sole dispositive power 275,301,323; shared dispositive power 117,383,187; aggregate amount beneficially owned 392,684,510 (62.26% of the class)
- Highcrest Investors LLC (CIK 0000928475): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 60,686,991; shared voting power 0; sole dispositive power 60,686,991; shared dispositive power 0; aggregate amount beneficially owned 60,686,991 (9.62% of the class)
- Thornwood Associates Limited Partnership (CIK 0001257325): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 20,508,515; shared voting power 0; sole dispositive power 20,508,515; shared dispositive power 0; aggregate amount beneficially owned 20,508,515 (3.25% of the class)
- Barberry Corp. (CIK 0000860851): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 20,508,515; sole dispositive power 0; shared dispositive power 20,508,515; aggregate amount beneficially owned 20,508,515 (3.25% of the class)
- Starfire Holding Corporation (CIK 0001008814): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 60,686,991; sole dispositive power 0; shared dispositive power 60,686,991; aggregate amount beneficially owned 60,686,991 (9.62% of the class)
- Little Meadow Corp. (CIK 0001044968): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 468,205,033; sole dispositive power 0; shared dispositive power 468,205,033; aggregate amount beneficially owned 468,205,033 (74.24% of the class)
- Carl C. Icahn (CIK 0000921669): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 549,400,539; sole dispositive power 0; shared dispositive power 549,400,539; aggregate amount beneficially owned 549,400,539 (87.11% of the class)

## Item 1. Security and Issuer
Title of class of securities: Depositary Units Representing Limited Partner Interests
Name of issuer: Icahn Enterprises L.P.
Address of issuer's principal executive offices: 16690 COLLINS AVE,, PH-1, SUNNY ISLES BEACH, Florida (FL), 33160
Comment: The Schedule 13D filed with the U.S. Securities and Exchange Commission ("SEC") on September 24, 1990, as previously amended (the "Initial 13D"), is hereby further amended to furnish the additional information set forth in this Amendment No. 83 to the Initial 13D. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Persons may be deemed to beneficially own, in the aggregate, 549,400,539 Depositary Units, representing approximately 87.11% of the Issuer's outstanding Depositary Units (based upon (i) the 600,208,517 Depositary Units stated to be outstanding as of November 4, 2025, by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on November 5, 2025, plus (ii) the 30,467,595 Depositary Units issued to the Reporting Persons by the Issuer on December 24, 2025, in connection with a regular quarterly distribution of Depositary Units by the Issuer).
Number of shares as to which each person has sole or shared power to vote or dispose:
CCI Onshore has sole voting power and sole dispositive power with respect to 117,383,187 Depositary Units. Pursuant to Rule 13d-3(a) under the Exchange Act, each of High Coast, Little Meadow and Mr. Icahn (by virtue of their relationships to CCI Onshore) may be deemed to indirectly beneficially own the Depositary Units which CCI Onshore owns. Each of High Coast, Little Meadow and Mr. Icahn disclaims beneficial ownership of the Depositary Units for all other purposes.

Gascon has sole voting power and sole dispositive power with respect to 75,520,523 Depositary Units. Pursuant to Rule 13d-3(a) under the Exchange Act, each of Little Meadow and Mr. Icahn (by virtue of their relationships to Gascon) may be deemed to indirectly beneficially own the Depositary Units which Gascon owns. Each of Little Meadow and Mr. Icahn disclaims beneficial ownership of the Depositary Units for all other purposes.

High Coast has sole voting power and sole dispositive power with respect to 275,301,323 Depositary Units. Pursuant to Rule 13d-3(a) under the Exchange Act, each of Little Meadow and Mr. Icahn (by virtue of their relationships to High Coast) may be deemed to indirectly beneficially own the Depositary Units which High Coast owns. Each of Little Meadow and Mr. Icahn disclaims beneficial ownership of the Depositary Units for all other purposes.

Highcrest has sole voting power and sole dispositive power with respect to 60,686,991 Depositary Units. Pursuant to Rule 13d-3(a) under the Exchange Act, each of Starfire and Mr. Icahn (by virtue of their relationships to Highcrest) may be deemed to indirectly beneficially own the Depositary Units which Highcrest owns. Each of Starfire and Mr. Icahn disclaims beneficial ownership of the Depositary Units for all other purposes.

Thornwood has sole voting power and sole dispositive power with respect to 20,508,515 Depositary Units. Pursuant to Rule 13d-3(a) under the Exchange Act, each of Barberry and Mr. Icahn (by virtue of their relationships to Thornwood) may be deemed to indirectly beneficially own the Depositary Units which Thornwood owns. Each of Barberry and Mr. Icahn disclaims beneficial ownership of the Depositary Units for all other purposes.
Transactions in the class effected during the past sixty days: Except for the acquisition of Depositary Units from the Issuer in connection with a quarterly dividend, none of the Reporting Persons effected any transactions in the Issuer's securities during the past sixty (60) days. On December 24, 2025, in connection with the quarterly dividend, CCI Onshore received 6,509,611 Depositary Units, Gascon received 4,188,072 Depositary Units, High Coast received 15,267,131 Depositary Units, Highcrest received 3,365,460 Depositary Units, and Thornwood received 1,137,321 Depositary Units.

## Signatures
- CCI Onshore LLC: /s/ Rowella Asuncion-Gumabong, Rowella Asuncion-Gumabong / Vice President (12/29/2025)
- Gascon Partners: /s/ Rowella Asuncion-Gumabong, Rowella Asuncion-Gumabong / Vice President (12/29/2025)
- High Coast Limited Partnership: /s/ Rowella Asuncion-Gumabong, Rowella Asuncion-Gumabong / Vice President (12/29/2025)
- Highcrest Investors LLC: /s/ Rowella Asuncion-Gumabong, Rowella Asuncion-Gumabong / Vice President (12/29/2025)
- Thornwood Associates Limited Partnership: /s/ Rowella Asuncion-Gumabong, Rowella Asuncion-Gumabong / Vice President (12/29/2025)
- Barberry Corp.: /s/ Rowella Asuncion-Gumabong, Rowella Asuncion-Gumabong / Vice President (12/29/2025)
- Starfire Holding Corporation: /s/ Rowella Asuncion-Gumabong, Rowella Asuncion-Gumabong / Vice President (12/29/2025)
- Little Meadow Corp.: /s/ Rowella Asuncion-Gumabong, Rowella Asuncion-Gumabong / Vice President (12/29/2025)
- Carl C. Icahn: /s/ Carl C. Icahn, CARL C. ICAHN (12/29/2025)